Centaur Mutual Funds Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

Ultimus Fund Distributors, LLC

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

VIA EDGAR

September 16, 2022

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Karen Rossotto

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE | Washington, DC 20549

RE:	Request for Acceleration of Centaur Mutual Funds Trust (the “Trust”) (File Nos File Nos. 333-117597 and 811-21606) on behalf of its series Copley Fund (the “Fund”) Registration Statement on Form N-1A

Ladies and Gentlemen, Ms. Rossotto:

Pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”) and Rule 485(a) thereunder; (2) the Investment Company Act of 1940, as amended (the “Investment Company Act”); and (3) Regulation S-T, please find Post-Effective Amendment No. 45 to the Trust’s Registration Statement of on Form N-1A (“Amendment”).

The Amendment is filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, with respect to the Fund.

Pursuant to Rule 461 under the Securities Act, the Trust and Ultimus Fund Distributors, LLC, the Fund’s principal underwriter, respectfully request that the effective date of the Amendment be accelerated to September 21, 2022, or as soon thereafter as reasonably practicable.

The Trust and the Ultimus Fund Distributors, LLC are aware of their obligations under the Securities Act.

The Trust and Ultimus Fund Distributors, LLC. acknowledge that should the Commission (or its staff, acting pursuant to delegated authority) declare the filing effective, such action (i) does not foreclose the Commission from taking any action with respect to the filing; (ii) does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) may not be asserted as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is respectively requested that any questions you may have with the foregoing be directed to Paul Leone at (513) 346-4152 or pleone@ultimusfundsolutions.com, and that Mr. Leone be notified of such effectiveness by a telephone call and confirmed in writing.

Sincerely,

CENTAUR MUTUAL FUNDS TRUST	ULTIMUS FUND DISTRIBUTORS, LLC

By:	/s/ David Carson	By:	/s/ Kevin Guerette
Name:	David Carson	Name:	Kevin Guerette
Title:	President	Title:	President

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